Exhibit 99.1

PAN AMERICAN SILVER ISSUES
MINOR CORRECTION TO Q1 2008 REPORT

Vancouver, B.C. – May 14, 2008 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”) announced today that it has re-filed on SEDAR its first quarter 2008 news release as originally filed on May 13, 2008 as a result of a minor typographical error found in the “Financial and Operating Highlights” section.

The error contained in the May 13, 2008 news release was found on page 8 under the heading “Mine Operating Highlights” within the table labeled “La Colorada Mine”, at line item 6, where “Copper metal – tonnes” should be replaced with “Gold metal – ounces”.

There were no changes to the Company’s first quarter 2008 financial statements and no change to the cash costs at La Colorada.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
kcordero@panamericansilver.com

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147
www.panamericansilver.com